Exhibit 1

Swedish Export Credit Corporation (SEK) propose no dividend to the Swedish state

In light of the current uncertainty about the financial impact on society and the Swedish export companies, SEK proposes that no dividend shall be paid to the sole owner, the Swedish state. It would strengthen the company’s lending capacity.

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK lends money to Swedish exporters, their suppliers and international buyers of Swedish products and services. The spread of the corona virus has resulted in severe disruptions of the financial system, and there is considerable uncertainty what effects this will have on the companies.

The Swedish economy and welfare are dependent on export. In a situation where companies’ access to finance on the banking and capital markets is limited, SEK can play an important role for the export industry.

“Overall, SEK’s capitalization and liquidity position is strong and the company is well prepared for a financial crisis. In order to further strengthen SEK’s lending capacity and thereby give SEK an even better position to support the Swedish export companies, SEK has proposed that the owner, at the Annual General Meeting on March 26, 2020 decides that no dividend for 2019 shall be paid out” says SEK’s CEO Catrin Fransson.

Press contact

Catharina Henriksson, Head of Press and Public Affairs

+46 76-677 59 09

catharina.henriksson@sek.se

About SEK

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK finances Swedish exporters and buyers of Swedish products and services. The business focus is on large and medium-sized companies. SEK provides long term funding and the loans can be disbursed in different currencies.